UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________________ to ____________________

Commission file number 001-16767

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) Plan as Adopted by Westfield Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Western New England Bancorp, Inc.

141 Elm Street

Westfield, MA 01085

401(k) Plan as Adopted by Westfield Bank

E.I.N. 04-3305700	Plan Number 002

Financial Statements and Supplemental Schedules for

the Years Ended December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the 401(k) Plan as Adopted by Westfield Bank

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes to financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 18, 2026

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2025 and 2024

	2025	2024

ASSETS

Investments:
Investments at fair value	$52,883,234	$46,656,335

Employer contributions receivable	633,548	614,777
Notes receivable from participants	704,770	785,930
Total assets	$54,221,552	$48,057,042

Net assets available for benefits	$54,221,552	$48,057,042

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2025 and 2024

	2025	2024

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,997,690	$5,205,183
Interest and dividends	332,066	327,261
Total investment income	7,329,756	5,532,444

Interest income on notes receivable from participants	59,251	52,546

Contributions:
Participant	1,842,265	1,767,648
Employer	1,427,876	1,376,482
Rollovers	349,579	1,717,507
Total contributions	3,619,720	4,861,637

Total additions	11,008,727	10,446,627

Deductions from net assets attributed to:
Benefits paid to participants	4,744,651	4,211,239
Administrative expenses	99,566	93,920

Total deductions	4,844,217	4,305,159

Increase in net assets before plan transfers	6,164,510	6,141,468

Plan transfers	–	245

Net assets available for benefits:

Beginning of the year	48,057,042	41,915,329

End of the year	$54,221,552	$48,057,042

See notes to financial statements.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

1.	DESCRIPTION OF THE PLAN

The following description of the 401(k) Plan as Adopted by Westfield Bank (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all salaried and hourly employees of Westfield Bank and subsidiaries and affiliates (the “Plan Sponsor” or the “Company”) who have attained age 21 or older. An officer of the Plan Sponsor serves as the Plan Administrator. Delaware Charter Guarantee and Trust Company d/b/a Principal Trust Company, a member of the Principal Financial Group, is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Effective January 1, 2023, the Company converted to a Safe Harbor 401(k) Plan. Additionally, the Company matches up to 100% of the first 4% of the participant’s eligible compensation (for a total maximum employer matching contribution of 4% of a participant’s eligible compensation). In addition, on an annual basis, the Company may make a discretionary profit share contribution to each participant. Participants are eligible for employer contributions upon completing one year of service and 1,000 hours. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Investments

Participants direct the investment of their contributions into investment options offered by the Plan which include selected mutual funds, common shares of Western New England Bancorp, Inc. (the parent company of Westfield Bank), a stable value fund, and common collective trusts. Company contributions are invested in each participant’s account according to the participant’s selected allocation. Participants may change or transfer their investment options at any time via an automated telephone system or the custodian’s website.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company’s matching contribution portion of their accounts plus earnings thereon is 100% vested when made. The Company’s discretionary contribution portion of their accounts plus earnings thereon is 100% vested upon achieving three or more years of credited service.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts. The maximum principal amount of any loan shall not exceed the lesser of (a) 50 percent of the vested balance of the borrower’s interest in the Plan determined immediately after the origination of the loan or (b) $50,000, reduced by the excess, if any, of the highest outstanding principal balance of loans from the Plan to the borrower during the one-year period ending on the day before the date of the new loan, over the outstanding balance of loans as of the date of the new loan.

Loan transactions are treated as transfers between the investment fund and the loan fund. Loan terms range from one to five years, or as determined by the Plan Administrator for the purchase of a primary residence. These loans are subject to the terms and conditions of the Plan’s loan program and Plan Administrator approval. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates on similar types of loans at the time funds are borrowed as determined by the Plan Administrator. The interest rate on all outstanding loans ranged from 4.25% to 9.50% at December 31, 2025.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in certain cases, annual installments over a period of not more than the participant’s assumed life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Forfeited Accounts

Forfeited nonvested amounts are first used to pay administrative expenses, then to reduce future employer contributions. Forfeited nonvested accounts totaled $3 and $4,205 at December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, $16,574 in forfeitures were used to pay administrative expenses.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan Sponsor as provided by the Plan document. Fees paid by the Plan to the custodian for administrative services were $99,566 and $93,920 for the years ended December 31, 2025 and 2024, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Estimates are principally used in the determination of the fair value of investments. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the Custodian and the Insurance Company. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation or depreciation in the fair value of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limitations. There were no excess contributions for the years ended December 31, 2025 and 2024.

Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2025 and 2024.

3.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

4.	FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service, dated July 21, 2017, stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements. Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2022.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in the common stock of Western New England Bancorp, Inc., selected mutual funds, common collective trusts and the stable value fund managed by members of the Principal Financial Group. Western New England Bancorp, Inc. is the holding company for Westfield Bank, a federally-chartered savings bank located in western Massachusetts and Plan Sponsor. Principal Trust Company is also the custodian of the Plan and therefore these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for loan administration and other administrative services were $99,566 and $93,920 for the years ended December 31, 2025 and 2024, respectively. Fees paid for investment management services are included as a reduction of the return earned by each investment managed by members of the Principal Financial Group.

6.	RISKS AND UNCERTAINTIES

The Plan invests in a variety of investment vehicles. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

7.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In certain cases, inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025.

The common stock of Western New England Bancorp, Inc. is valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Pooled separate accounts are valued at the net asset value (“NAV”) of units held by the Plan at year end. Participant transactions (purchases and sales) may occur daily.

Common collective trusts (“CCT”) are valued using the NAV, which is based on the quoted market prices of the underlying securities of the funds. The unit price is based on the value of the underlying investment assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The CCTs provide for daily redemptions by the Plan at reported NAV, with no advance notice requirements.

The Principal Stable Value Fund (the “Fund”) offers a diversified group of investments with competitive levels of yield consistent with a stable fixed-income methodology and a prudent assumption of investment risk. The Fund provides stability of returns, liquidity to pay plan benefits, and a high credit quality by investing in conventional, synthetic and separate account investment contracts (collective contracts) issued by life insurance companies, banks and other financial institutions.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments at Fair Value on a Recurring Basis

The following tables summarize the valuation of the Plan’s investments by the fair value hierarchy levels as of December 31, 2025 and 2024, respectively:

	2025
	Level 1	Level 2	Level 3	Total

Principal Life Insurance Company collective investment trusts	$26,307,745	–	–	$26,307,745
Stable value fund	2,453,718	–	–	2,453,718
Common stock of Western New England Bancorp, Inc.	2,190,441	–	–	2,190,441
Mutual funds	21,931,330	–	–	21,931,330
Total assets in the fair value hierarchy	$52,883,234	$–	$–	$52,883,234

	2024
	Level 1	Level 2	Level 3	Total

Principal Life Insurance Company collective investment trusts	$22,700,865	–	–	$22,700,865
Stable value fund	2,446,439	–	–	2,446,439
Common stock of Western New England Bancorp, Inc.	1,636,807	–	–	1,636,807
Mutual funds	19,872,224	–	–	19,872,224
Total assets in the fair value hierarchy	$46,656,335	$–	$–	$46,656,335

There were no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2025 or 2024. There were no liabilities measured at fair value on a recurring basis at December 31, 2025 or 2024.

401(k) Plan as Adopted by Westfield Bank

NOTES TO FINANCIAL STATEMENTS

December 31, 2025 and 2024

8.	PROHIBITED TRANSACTIONS

There were no prohibited transactions during the year ended December 31, 2025. During 2024, the Plan sponsor deposited $10,061 to the Plan which represented late participant matches and earnings due for certain eligible participants. The correction was made from the Plan sponsor’s assets and not from assets of the Plan.

9.	SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 18, 2026, which is the date the financial statements were available to be issued, and management has determined that no additional subsequent events have occurred which require disclosure or adjustments to the financial statements.

401(k) Plan as Adopted by Westfield Bank

SCHEDULE H, LINE 4i - Schedule of Assets (held at end of year)

As of December 31, 2025

(a)	(b)	(c)
Identity of Issuer,
Borrower, Lessor,	Investment	Current
or Similar Party	Description	Value

*Western New England Bancorp, Inc. Common Stock	$2,190,441
Mutual Funds:
Am Fds Bd Fd Of Am R6 Fd – Mutual Fund	531,101
Carillon Eagle Midcagwth R6 Fd – Mutual Fund	1,127,578
Cohen & Steers Realty Sh Fund – Mutual Fund	122,348
Dfa Us Targeted Value I Fund – Mutual Fund	823,855
Fid Lc Gr Index Fund – Mutual Fund	4,182,536
Fidelity 500 Index Fund – Mutual Fund	6,201,162
Fidelity International Idx Fd – Mutual Fund	2,251,189
Fidelity Mid Cp Index Fund – Mutual Fund	1,325,387
Fidelity Sm Cap Index Fund – Mutual Fund	921,143
Fidelity Small Cap Grwth K6 Fd – Mutual Fund	1,350,959
Fidelity Us Bond Index Fund – Mutual Fund	437,685
Schwab Fund Emg Mkts Equit Idx – Mutual Fund	50,875
Pimco Income Institutional Fd – Mutual Fund	52,933
Schwab Fund Us Lrg Cmp Indx Fd – Mutual Fund	1,525,008
Vanguard Balncd Index Admrl Fd – Mutual Fund	53,777
Vanguard Fed Money Mrkt Inv Fd – Mutual Fund	71,577
Vanguard St Bond Idx Adm Fd – Mutual Fund	109,299
Victory Sycamore Est Val R6 Fd – Mutual Fund	792,918
*Principal Stable Value Z Fund	2,453,718
*Principal Life Insurance Company Collective Investment Trusts:
Principal Lifetime Hybrid INC CIT Z	741,811
Principal Lifetime Hybrid 2015 CIT Z	768,382
Principal Lifetime Hybrid 2020 CIT Z	1,175,156
Principal Lifetime Hybrid 2025 CIT Z	3,949,581
Principal Lifetime Hybrid 2030 CIT Z	4,439,574
Principal Lifetime Hybrid 2035 CIT Z	2,959,124
Principal Lifetime Hybrid 2040 CIT Z	5,649,420
Principal Lifetime Hybrid 2045 CIT Z	2,320,543
Principal Lifetime Hybrid 2050 CIT Z	2,667,038
Principal Lifetime Hybrid 2055 CIT Z	639,287
Principal Lifetime Hybrid 2060 CIT Z	709,533
Principal Lifetime Hybrid 2065 CIT Z	280,676
Principal Lifetime Hybrid 2070 CIT Z	7,620
Investments at Fair Value	52,883,234

*Notes receivable from participants (4.25% - 9.50%)	704,770

Total assets held for investment purposes	$53,588,004

* Indicates party-in-interest to the Plan.

There were no investment assets which were both acquired and disposed of during the Plan year. Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(K) Plan as Adopted by Westfield Bank

Dated: June 18, 2026	By:	/s/ Guida R. Sajdak
Guida R. Sajdak
Chief Financial Officer

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Wolf & Company, P.C., Independent Registered Public Accounting Firm